                                   FORM 18-K/A

                                 AMENDMENT NO. 2
           FOR FOREIGN GOVERNMENTS AND POLITICAL SUBDIVISIONS THEREOF

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ANNUAL REPORT

                                       OF

                                     CANADA

                              (NAME OF REGISTRANT)

                 DATE OF END OF LAST FISCAL YEAR: MARCH 31, 2002

                             SECURITIES REGISTERED *
                      (AS OF THE CLOSE OF THE FISCAL YEAR)


                                                    AMOUNTS AS TO                            NAME OF
                                                  WHICH REGISTRATION                       EXCHANGES ON
             TIME OF ISSUE                           IS EFFECTIVE                        WHICH REGISTERED
            ---------------                      --------------------                   ------------------


                  N/A                                    N/A                                   N/A


                    NAME AND ADDRESS OF PERSON AUTHORIZED TO
                   RECEIVE NOTICES AND COMMUNICATIONS FROM THE
                       SECURITIES AND EXCHANGE COMMISSION:

                          HIS EXCELLENCY MICHAEL KERGIN
               CANADIAN AMBASSADOR TO THE UNITED STATES OF AMERICA
                                CANADIAN EMBASSY
                          501 PENNSYLVANIA AVENUE, N.W.
                             WASHINGTON, D.C. 20001

                                   Copies to:

              ROB STEWART                         DAVID MURCHISON                      ROBERT W. MULLEN, JR.
                DIRECTOR                               CONSUL                  MILBANK, TWEED, HADLEY & MCCLOY LLP
       FINANCIAL MARKETS DIVISION           CONSULATE GENERAL OF CANADA              1 CHASE MANHATTAN PLAZA
     DEPARTMENT OF FINANCE, CANADA          1251 AVENUE OF THE AMERICAS                NEW YORK, N.Y. 10005
         20TH FLOOR, EAST TOWER                 NEW YORK, N.Y. 10020
          L'ESPLANADE LAURIER
          140 O'CONNOR STREET
        OTTAWA, ONTARIO K1A 0G5



----------------------

* The Registrant is filing this amendment to its annual report on a voluntary basis.

     CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995.

     This amendment, including the exhibit hereto, contains various forward-looking statements and information that are based on Canada's belief as well as assumptions made by and information currently available to Canada. When used in this document, the words "anticipate", "estimate", "project", "expect", "should" and similar expressions are intended to identify forward-looking statements. Such statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the key factors that have or will have a direct bearing on Canada are the world-wide economy in general and the actual economic, social and political conditions in or affecting Canada.

     This amendment to Canada's Annual Report on Form 18-K for the year ending March 31, 2002 is being filed to include Exhibit C-4.

     This amendment to Canada's annual report comprises:

     (a)  Pages numbered 1 to 4 consecutively.

     (b)  The following exhibit:

          Exhibit C-4: Copy of The Economic and Fiscal Update November 3, 2003,
                       Department of Finance, Canada.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Ottawa, Canada, on the 5th day of November, 2003.

                                    CANADA



                                     By: /s/ Nigel Stephens
                                         -----------------------------
                                         Nigel Stephens
                                         Chief
                                         Financial Markets Division
                                         Financial Sector Policy Branch
                                         Department of Finance, Canada

                                  EXHIBIT INDEX

Exhibit No.
-----------

C-4: Copy of The Economic and Fiscal Update November 3, 2003, Department of Finance, Canada